PE 1/9/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




15005597

February 26, 2015

Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public Availability: 2-26-15

Re: Yum! Brands, Inc.
Incoming letter dated January 9, 2015

Dear Mr. Danhof:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal that the National Center for Public Policy Research submitted to Yum. In that letter, you requested that the Commission review the Division of Corporation Finance's January 7, 2015 letter granting no-action relief to Yum's request to exclude the proposal from its 2015 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Daly
Yum! Brands, Inc.
john.daly@yum.com

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 9, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8 (REQUEST FOR RECONSIDERATION)

Dear Sir or Madam,

I am writing in response to the letter of Matt S. McNair, SEC Special Counsel, dated January 7, 2015, informing us of the decision rendered by Luna Bloom, SEC Attonery-Advisor, that informed Yum! Brands, Inc. (the "Company") that the Securities and Exchange Commission (the "Commission" or "Staff") would not recommend enforcement action if the Company omits our Shareholder Proposal (the "Proposal") from their 2015 proxy materials for its 2015 annual shareholder meeting.

We respectfully request that the Division of Corporate Finance, under Part 202.1(d) of Title 17 of the Code of Federal Regulations, present the Staff decision the to the full Commission for review.

Under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division of Corporate Finance may request Commission review of a Division no-action response relating to Rule 14a-8 of the Exchange Act if it so determines that the request involves "matters of substantial importance and where the issues are novel or complex."

For the following reasons, our request meets this threshold.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

REQUEST FOR RECONSIDERATION

As an initial matter, the Commission afforded us less than four business days to reply to the Company's no-action letter. By comparison, the Company had six weeks (28 business days) to prepare its no-action letter. The Staff allows a reasonable time for proponents to respond to no-action requests. Why were we not extended a reasonable amount of time to reply? The Staff's actions are incomprehensible and have done irreparable harm to the National Center for Public Policy Research. The Commission owes it to itself – in order to preserve its integrity – to fully review this Request for Reconsideration and to determine why Mr. McNair took such swift action against our office. Furthermore, as Mr. McNair has repeatedly and inexplicably ruled against National Center for Public Policy Research shareholder proposals, we request that he be removed from considering any of our no-action contests or requests for reconsiderations going forward.

The Commission also owes us an explanation as to how this could possibly happen. We expect to receive separate correspondence or a phone call as to how the Staff thought it was equitable to allow the Company seven times longer to work on its correspondence than we were permitted.

As we were not afforded the opportunity to reply to the Company's no-action request, every single issue below is "novel," and therefore satisfies Part 202.1(d) of Title 17 of the Code of Federal Regulations.

RESPONSE TO YUM'S CLAIMS

The Company may not omit our Proposal in reliance on Rule 14a-8(i)(7) since it does not interfere with Yum's ordinary business operations. Despite the Company's suggestions, our Proposal does not interfere with the Company's employer/employee dynamics. In fact, the Proposal specifically suggests that the Company consider principles that do not affect the employer/employee relationship.

Additionally, the Company has not substantially implemented our Proposal since its employees continue to face potential discipline, including termination, for engaging in almost every political and civic activity.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Proposal May Not be Excluded as Interfering With Ordinary Business Since It Does Not Interfere with Day-to-Day Operations, Nor Does It Seek to Micromanage the Company

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal and notes that some "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company makes many false assertions in its efforts to exclude our Proposal. First, the Company claims that "implementation of the Shareholder Proposal would require an amendment to the Company's Worldwide Code of Conduct." This is simply not true. After explaining the tenets that we suggest the Board consider, our Proposal is clear that "[s]uch principles, should the Board of Directors choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted to Company employees under current Company policies, as the Board of Directors and Company management sees fit." The Company has the latitude to determine the manner in which it adopts the policies – if the Board sees fit to do so. Our Proposal never mentions Yum's Worldwide Code of Conduct. Therefore, Yum's concerns that "[a]ny changes to the [Code of Conduct] would necessarily involve multiple legal, business, cultural, internal, and external considerations that relate directly to the day-to-day management of the Company's international workforce," is of no moment.

The Company next argues that our Proposal seeks to micromanage the Company in violation of Rule 14a-8(i)(7). However, the Company once again misconstrues our Proposal to reach this conclusion. The Company notes that "[d]eveloping employee policies requires an extensive analysis of potential scenarios and a thorough exploration of business and legal risks, which resides squarely with the Company's ordinary business operations." This is a gross misrepresentation of the Proposal. Our Proposal does not call for the development of any policies.

First, if shareholders were to approve our Proposal, the Board of Directors would only be required to "consider the possibility" of adopting anti-discrimination principles. The Company would be under no obligation to actually adopt anything at all. Furthermore, shareholder proposals are nonbinding. They do not dictate anything. So the Company is simply wrong to claim that our Proposal micromanages any aspect of the Company's operations. If the shareholders approve our Proposal, the Board could take 30 seconds to "consider the possibility" of not discriminating against the Company's employees or simply ignore the Proposal outright. That is not micromanagement.

The Company is correct that the Staff previously permitted three companies to exclude National Center for Public Policy Research proposals that had topics similar to our Proposal. *See Deere & Company* (avail. November 14, 2014), *Costco Wholesale Corp.* (avail. November 14, 2014) and *Walt Disney Corp.* (avail. November 24, 2014) (hereinafter, the "Employee Rights Proposals"). However, the Proposal that we presented to Yum is different in kind and thrust from the other three.

For example, in *Deere*, we requested that the company "adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civil activities and public policy." This was a direct request that, if approved, would have required Deere to make affirmative amendments and additions to its Code of Conduct. No such conditions are attached to our Proposal.

Furthermore, the Commission allowed exclusion of all three Employee Rights Proposals because the Staff determined that they impermissibly interfered with the companies' respective employees. The same cannot be said for our Proposal. Our Proposal explicitly states that the principles we suggest "may reasonably be limited to protections that do not interfere with an employee's duties for the Company, as determined by the Board of Directors and Company management." So, any interference with the employer/employee relationship at Yum stemming from our Proposal, is the Company's doing, not ours. We suggest Yum avoid such a scenario.

As our Proposal does not seek to micromanage Yum, nor does it interfere with its day-to-day business operations, the Company may not exclude it in reliance on Rule 14a-8(i)(7).

Section II. Even if the Staff Agrees that Our Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues, noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Yum's shareholders should certainly have a say as to whether they should make a mere suggestion that the Board of Directors consider the possibility of whether their Company operates as a political purity shop in which employees must follow the Company's political marching orders.

If the Staff compares our Proposal's central issue with those issues that the Staff has previously determined to present significant policy issues, it should become clear that engaging in the political process and civic activities is the most significant policy issue possible.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject *of widespread and/or sustained public debate*.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[1] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[2] And all of that was for just one election.

A Google News search conducted on November 20, 2014 for the term "politics" yielded more than 31 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

We request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

Net Neutrality

In *AT&T Inc.* (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to ours.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

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[1] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of January 7, 2015.
[2] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of January 7, 2015.

In *Coach Inc.* (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In *Walt Disney Co.* (avail. December 18, 2002) and *Dominion Resources, Inc.* (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. *See Kroger Co.* (avail. April 12, 2000); *Kellogg Co.* (avail. March 11, 2000); *Safeway Inc.* (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In *Circuit City Stores, Inc.* (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In *E.I. DuPont de Nemours and Co.* (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In *Bank of America* (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fm real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google *News* search for the topic of our Proposal yielded more than 31 million returns. Again, the debate over our Proposal's topic dwarfs that of *Bank of America*.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in *Choice Hotels International* (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, we request that the Commission also compare our Proposal with every other proposal that the Staff has determined raises a significant policy issue.

Section III. The Company May Not Omit Our Proposal Because it Has Not Implemented It in Any Meaningful Sense

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

Our Proposal requests that the Company's Board of Directors "consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace."

The Company presents scant evidence to suggest that it has implemented our Proposal. It merely points to Yum's "Worldwide Code of Conduct," which contains a political policy that is heavily focused on financial political activities whereas our Proposal is more broadly focused on political and policy activities generally. The Company's policy does contain some language that appears to encourage employee participation in the political process. But it is not nearly enough that the Company claims to encourage its employees to be active in their communities and the political process. Without assurances that this type of engagement will be free from reprisal in the workplace, the Company's statement is a hollow sentiment. The Company's failure to fully address potential vengeance for political or civic activities omits the essential element of our Proposal and undermines the Company's request for no-action relief.

The Company only has a policy to prevent retribution for one very specific political action. Specifically, the Company's policy provides that "[y]ou will not be favored or prejudiced in any condition of employment or promotion as a result of making or failing to make any such political contribution." As a result of this policy, Yum employees are subject to potential discipline or even termination for all political and civic activities save for financial contributions. Our Proposal asks the Company to consider protection for all "legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." Note that the Company need not necessarily actually offer this protection to its employees to satisfy our Proposal. The Proposal only asks that Yum's Board of Directors consider the possibility of offering this employee protection. Until it does that, the Company cannot be said to have substantially implemented our Proposal.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). As our request presents a novel issue, under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division of Corporate Finance should request that the Commission review the Staff's no-action response and allow our Proposal to properly proceed to the Company's shareholders for a vote.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: John Daly, Yum! Brands, Inc.